

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2014

<u>Via E-mail</u>
Julius Klein
President
Triumph Ventures Corp.
8 Sharei Torah Street
Jerusalem 996387

> **Re: Triumph Ventures Corp.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2014**
> **File No. 333-194300**

Dear Mr. Klein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   It appears from your disclosure that you are a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we refer to your statement at the bottom of page 34 that, as an issuer with nominal operations and nominal non-cash assets, Rule 144(i) applies to you. Accordingly, please disclose your shell company status on the prospectus cover page and include a risk factor that highlights the consequences of this status. Discuss the prohibition on the use of Form S-8 by shell companies, the enhanced reporting requirements imposed on shell companies in connection with change in control transactions or acquisitions, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144, and the potential impact on your ability to attract additional capital.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors

Risks Relating to our Company, page 6

4.   Please add separately-captioned risk factors that discuss any material risks resulting from:

- Your apparent lack of employment agreements with Mr. Klein and Mr. Soffer; and

- Mr. Klein and Mr. Soffer's lack of experience running a public company, if true.

"We have no cash to fund our ongoing operating expenses for the next twelve months…," page 6

5.   Please revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

"Changing consumer preferences may negatively impact our business…," page 10

6.   Please remove this risk factor as it duplicates the previous risk factor on page 9.

"If our intellectual property protection is inadequate…," page 11

7.   We note the reference to your "patent-pending" technology here and on pages 20 and 22 of your prospectus. Please clarify which technology you are referring to as "patent-pending." If you are referring to Design Patent 502687, please explain how the term "patent-pending" is appropriate, given your disclosure on page 21 that the patent was issued to Mr. Sherman on March 8, 2005

Risks Relating to our Common Stock

"Efforts to comply with recently enacted changes in securities laws will increase…," page 15

8.   Please revise this risk factor to quantify the anticipated minimum amount of increased expenses you will incur in connection with complying with your SEC reporting obligations.

"Stockholders may have limited access to information because…," page 15

9.   We note your risk factor disclosing risks associated with the limited reporting obligations you will have if you elect not to register a class of securities under Section 12 of the Exchange Act, as well as the risks associated with the possibility that your more limited Section 15(d) reporting obligations may be suspended automatically in the future due to a limited number of shareholders. Please consider presenting these separate yet related risks under separate captions.

10.   Please replace your references in this risk factor and elsewhere in the filing to "reporting company" with "fully reporting company" or another similar term that avoids suggesting that Section 15(d) filers do not have reporting obligations. Please also expand the final sentence of the risk factor to disclose that if you are subject to only limited reporting obligations as a Section 15(d) reporting company, you will not be subject to (in addition to the requirements already noted) the Section 16 short-swing provisions, going-private regulation, and the bulk of the tender offer rules under U.S. securities laws.

Our Business

General Development, page 19

11.   We note your disclosure in the last paragraph on page 19 that you intend to license your
design patent to one or more third party partners and that you plan to approach Israeli
companies. We also note your disclosure in the first paragraph on page 24 that you are
open to signing many agreements in non-competing geographical areas. Please revise to
clarify the geographic scope of your search for third-party partners and to discuss the
types of agreements you hope to enter into.

Intellectual Property, page 21

12.   Please revise to include the duration of your patent.

Description of Property, page 23

13.   We note you have been allowed to operate at the home of one of your directors at no cost
to the company. If you are allowed to operate at the director's home pursuant to a lease,
please ensure that you disclose the terms of the lease, to the extent not already disclosed,
and tell us what consideration you gave to filing the lease agreement as an exhibit to the
registration statement. If there is no written lease agreement, please tell us what
consideration you gave to filing a written summary of the oral lease agreement as an
exhibit to the registration statement. Refer to Items 102 and 601(b)(10)(ii)(D) of
Regulation S-K. For additional guidance, please consider Question 146.04 of our
Regulation S-K Compliance and Disclosure Interpretations.

Directors and Executive Officer, page 27

14.   We note that you identify Mr. Klein as your President on page 27 and both Mr. Klein and
Mr. Soffer as your President on page 28. Please revise as appropriate.

Description of Securities, page 33

15.   Please revise the introductory paragraph to eliminate the phrase "in its entirety" as your
description of the securities in the prospectus should be materially complete without
reference to the underlying instruments.

Our Common Stock, page 33

16.   It appears that the descriptions of your by-laws on pages 33, 37, and 40 do not correspond
with your by-laws filed as Exhibit 3.2. For example, your description on page 33
references Article X and the by-laws filed as Exhibit 3.2 do not appear to have an Article
X. Please revise to ensure that the disclosure in your registration statement is accurate.

<u>Signatures, page 43</u>

17.   Please remove your reference to Amendment No. 8.

<u>Exhibits Table, page 44</u>

18.   Please file written descriptions of your loan agreements with Mr. Klein and Mr. Soffer as
        exhibits to your registration statement, or explain to us how you concluded you are not
        required to do so. See Item 601(b)(10)(ii)(A) of Regulation S-K. For additional
        guidance, please consider Question 146.04 of our Regulation S-K Compliance and
        Disclosure Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Julius Klein
Triumph Ventures Corp.
March 27, 2014
Page 6

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: <u>Via E-mail</u>
       Thomas J. Craft, Jr., Esq.